

September 23, 2021

Walter W. Bettinger II
President and Chief Executive Officer
The Charles Schwab Corporation
3000 Schwab Way
Westlake, TX 76262

     Re: The Charles Schwab Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2020
           Filed February 24, 2021
           File No. 001-09700

Dear Mr. Bettinger II:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 1A. Risk Factors, page 13

1. Disclose any material litigation risks related to climate change and the potential impact to the company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

2. There have been significant developments in federal and state legislation and regulation and international accords regarding climate change. We note that you have not discussed the impact of pending or existing climate change-related legislation, regulations, and international accords in your SEC filing. Please revise your disclosure to identify material existing climate change-related legislation, regulations, and international accords and any material effect on your business, financial condition, and results of operations.

3.   Your proxy statement and the environmental stewardship portion of your website describes several climate-related projects you have or plan to undertake.   If material, please quantify any past or planned future capital expenditures for climate-related projects.

4.   To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
   • decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
   • increased demand for products that result in lower emissions than competing products;
   • increased competition to develop innovative new products that result in lower emissions; and
   • any anticipated climate-related reputational risks resulting from your operations or those of your customers or from products you sell (including whether "green" or "sustainable" products are properly marketed as such).

5.   If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
   • severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
   • quantification of material weather-related damages to your property or operations;
   • potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
   • any weather-related impacts on the cost or availability of insurance.

6.   Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

7.   Quantify any material increased compliance costs related to climate change.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Todd Schiffman at 202-551-3491 or Erin Purnell at 202-551-3454 if you have questions regarding these comments.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Finance